SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 24 March 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Notice of AGM dated 24 March 2026

Exhibit No: 99.1

24 March 2026

InterContinental Hotels Group PLC (the 'Company')
Annual General Meeting

The Company announces that the following documents have today been made available to shareholders:

1.   Notice of 2026 Annual General Meeting
2.   Form of Proxy for 2026 Annual General Meeting

In compliance with UK Listing Rule 6.4.1R, copies of the documents listed above have been submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The Notice of 2026 Annual General Meeting referred to above is publicly available on the Company's website. A summary of information relating to the Company's 2026 Annual General Meeting is set out below.

AGM Arrangements
●	The meeting will be held at 11am BST on Thursday 7 May 2026 at InterContinental London Park Lane, One Hamilton Place, Park Lane, London W1J 7QY.
●
  We have arranged for a live webcast facility to be put in place which will enable shareholders to view the AGM electronically. Details on how shareholders can access the webcast are included in the Notice of Meeting.

●
  The live webcast will not include a voting facility, so shareholders who wish to view the webcast are strongly encouraged to vote in advance by appointing the Chair of the meeting as their proxy and to complete, sign and return their Form of Proxy to our Registrar,                Equiniti, or register their vote in advance.

●
  There will be no live facility for shareholders viewing the webcast to ask questions during the AGM. Shareholders who are not able to attend the meeting in person and who have questions relating to the business of the AGM are able to submit them in advance to the            Company by email to companysecretariat@ihg.com, including their Shareholder Reference Number (shown on their Form of Proxy). It is requested that questions be submitted by 5pm BST on Monday 4 May 2026.

●	Shareholders will be notified of any changes to these arrangements by stock exchange announcement as required, and updates will also be included on the Company's website www.ihgplc.com

For further information, please contact:

Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0)7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:	Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

About IHG Hotels & Resorts:

IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares; NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 21 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes with over 160 million members, IHG has more than one million rooms across 6,963 open hotels in over 100 countries, and a development pipeline of a further 2,300 properties.

● Luxury & Lifestyle: Six Senses, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo

● Premium: Noted Collection, voco hotels, Ruby, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels

● Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels

● Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

● Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 400,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	24 March 2026